EXHIBIT V
                                                                       ---------

[LOGO]
Descartes

                       DESCARTES PROVIDES BUSINESS UPDATE

  SHAREHOLDER MEETING TO BE HELD MAY 18, 2005; Q1FY06 FINANCIAL RESULTS TO BE
     RELEASED MAY 25, 2005; COMPANY INTENDS TO SATISFY MATURING CONVERTIBLE
                              DEBENTURES WITH CASH

WATERLOO, ONTARIO, MAY 3, 2005 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution and logistics sensitive organizations deliver, today provided a business update following the conclusion of its first quarter of fiscal 2006 ended April 30, 2005 (Q1FY06). All dollar amounts referred to in this release are in U.S. dollars and determined in accordance with U.S. GAAP (Generally Accepted Accounting Principles).

As described in more detail below, the Company announced that:

     o Its annual and special meeting of shareholders is scheduled for May 18, 2005 at 10 a.m. ET in Toronto, Ontario;
     o Its unaudited Q1FY06 financial results will be released on May 25, 2005 before market open; and
     o It currently intends to satisfy the remaining outstanding $26.95 million of its convertible debentures with cash at maturity on June 30, 2005.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The Company announced that its annual and special meeting of shareholders will take place on Wednesday, May 18, 2005 at 10:00 a.m. ET at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada.

In addition to the election of directors and the re-appointment of auditors, shareholders will be asked to vote on special matters at the meeting, including the adoption of a Shareholder Rights Plan and the reduction in the stated capital of the Company's common shares. Details regarding these special matters, as well as the voting instructions for both registered and non-registered shareholders, may be found in the management information circular, a copy of which is available from EDGAR at www.sec.gov or SEDAR at www.sedar.com.

RELEASE OF Q1FY06 FINANCIAL RESULTS
The Company will report its unaudited Q1FY06 financial results on Wednesday, May 25, 2005 before market open. Company management will discuss the results and business prospects in a live conference call and audio Web cast with the financial community at 8:00 a.m. ET on May 25, 2005. Interested parties may listen to the audio Web cast via the Descartes Web site at www.descartes.com/investors or can dial-in to the conference call at 800-818-5264 or 913-981-4910. Please log in or dial in, as applicable, approximately 10 minutes prior to the conference call is scheduled to begin.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888-203-1112 or 719-457-0820 and quoting reservation number 2848961. An archived replay of the audio Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

[LOGO]
Descartes

MATURITY OF CONVERTIBLE DEBENTURES
As of April 30, 2005, the outstanding principal amount of Descartes' convertible debentures due June 30, 2005 was $26.95 million. Descartes has the right, at its option and subject to certain conditions, to satisfy the aggregate principal amount owing on the convertible debentures at maturity with cash, through the issuance of Descartes common shares, or through any combination of cash and common shares.

Based on reviews undertaken to date, the Company preliminarily estimates that its aggregate cash, cash equivalents and marketable securities as at April 30, 2005 is in excess of $51 million, compared to $48.8 million as at January 31, 2005. This preliminary estimate is based upon reviews undertaken to date, and the Company's final cash position as at April 30, 2005 may vary from this preliminary estimate.

The Company's current intention is to satisfy the remaining outstanding $26.95 million of its convertible debentures with cash on maturity.

"We evaluated our option to satisfy the outstanding convertible debentures on maturity with any combination of cash or common shares," said Arthur Mesher, Descartes' Chief Executive Officer. "Considering our recent operating performance, our preliminary estimate that cash reserves as at April 30, 2005 are in excess of $51 million, our current planned capital expenditures, and our current market valuation, we currently believe that it is in our shareholders' best interests for us to satisfy the convertible debentures with cash on maturity."

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution and logistics sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, rate management, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

      All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

                                       ###

SAFE HARBOR STATEMENT

This release contains forward-looking statements that relate to preliminary estimates of financial results and condition and use of cash, the Company's current intention to satisfy its outstanding convertible debentures on maturity with cash, the Company's planned capital expenditures, the date of release of its Q1FY06 financial results; and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, changes in the Company's results of operations, financial condition,

[LOGO]
Descartes

planned capital expenditures or market valuation on or before the maturity of the outstanding convertible debentures on June 30, 2005; the timing of the completion and conclusions of the independent auditor's review of the Q1FY06 financial results; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; global economic, market and political conditions; and other factors discussed in the section entitled, "Certain Factors that May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.


CONTACT INFORMATION

Anca Mihaila
(519) 746-6114 ext. 2238 pr@descartes.com